Cimarex Energy Co.
1700 Lincoln Street, Suite 1800
Denver, Colorado 80203-4518
Phone 303-295-3995
Fax 303-285-9299

Via Facsimile to 202-772-9210	September 21, 2007
and EDGAR

Ms. Mellissa Campbell Duru
U.S Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:                             Cimarex Energy Co.
Definitive 14A
Filed March 30, 2007
File No. 001-31446

Dear Ms. Duru:

We are providing the following responses to your comment letter dated August 21, 2007 regarding our executive compensation and other related disclosures in our March 30, 2007 proxy statement.  We confirm that in all cases where we have agreed to present the related information requested by the Staff, that we will also do so in future filings, as applicable.

Cimarex Energy acknowledges that:

•                  Cimarex Energy is responsible for the adequacy and accuracy of  disclosure in its filings;

•                  Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  Cimarex Energy may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

COMMENTS/RESPONSE

For clarity we have retyped the text of the Staff’s comments in italics and then followed with our response.  Please note that all references to page numbers in our responses refer to the page numbers of our definitive proxy statement as filed with the Commission on March 30, 2007.

COMMENT

Corporate Governance, page 7

1.               Please clarify the respective roles of the committee, independent members of the board of directors to whom the committee makes it recommendations, the consultant and CEO in establishing and making final determinations of compensation.

RESPONSE

We briefly describe several of the duties of the committee on the top of page 8.  Also on page 8 is a paragraph labeled “Compensation Function” where we further describe certain of the separate executive compensation roles of the committee, our independent directors and the CEO.  These duties and responsibilities are also included in our Compensation and Governance Committee Charter, which is available on our website.

We hope to further clarify these respective roles by providing the following information.

•                  Our Compensation and Governance Committee has overall responsibility for design and administration of our executive compensation program.  Some of the duties they perform to fulfill this responsibility include development of our overall compensation philosophy, objectives, structure and targeted pay guidelines.  For compensation elements that are dependent on quantifiable measures the committee develops formulas to determine the level of award for such performance.  From time-to-time the committee has engaged a consultant to assist it in determining overall program design, to assess the overall competitiveness of the program relative to industry peers and to select peer companies to be used for benchmarking.

•                  As it pertains to the final determination of executive compensation the committee  (i) reviewed the results of the formula-driven calculations of the annual cash incentive pools available for distribution to the CEO and other NEO’s; (ii) conducted an informal, subjective and confidential review of the CEO’s performance; (iii) reviewed recommendations from the CEO regarding compensation for all executive officers other than the CEO; and (iv) recommended compensation for the CEO and all other executive officers to the independent members of the board of directors.

•                  The independent members of the board of directors reviewed and approved the recommendations of the committee for final determination of 2006 compensation for the CEO and all other executive officers.  The independent members also reviewed and approved recommendations from the committee regarding corporate performance standards that are quantifiable and formula-driven.

•                  The CEO reviews the performance of all other executive officers and recommends to the committee base pay, cash incentive awards and long term equity awards for each officer within the parameters specified by the compensation program’s overall design, targeted pay levels, corporate performance, and calculation of the annual cash incentive bonus pool.  Our compensation program design does not provide for quantifiable individual performance objectives for the NEO’s.  Therefore, the CEO’s performance review of the NEO’s is subjective, informal and confidential.

COMMENT

2.               Please clarify which other elements of compensation you benchmark against.  Confirm whether the same peer group is used for comparison across different elements of compensation.  In this regard, you include references to what appears to be another group; namely, similarly sized companies based on market capitalization and revenue of companies in the Dow Jones U.S. Exploration & Production Index.  See generally, Item 402(b) (2) (xiv) of Regulation S-K.

RESPONSE

Using available comparable peer group information, we benchmark base pay and total compensation.  In turn, the total compensation that we benchmark includes the three primary elements of our program:  base pay, annual cash incentive awards and long-term incentive awards (see page 13).  As stated on page 14, we do not designate specific percentages to be assigned to each element of compensation; therefore annual cash incentive awards and long-term equity awards are not benchmarked separately.

Because actual annual cash incentive awards and vesting of long-term equity awards are performance driven, the usefulness of benchmarking total compensation is limited to determining targeted annual and long-term incentive awards, but not actual awards.  Moreover, when benchmarking total compensation, we use estimated values for equity awards granted versus the layered amortization of the FAS123R values assigned to awards made in prior years and now disclosed in summary compensation tables.

We track but do not benchmark “other compensation” available to executives such as perquisites and employee benefits.  We also do not benchmark post-termination benefits.

We use only one peer group for the elements of compensation for which we benchmark.  The peer group used for 2006 is listed on page 14.  The companies that comprise this peer group are selected by the committee with assistance from their consultant and are viewed as being our primary competition for executives.  Each company in the peer group is in our industry and has revenue and market capitalization similar to ours.

The peer group referred to on page 15 and listed on page 17 is not used for benchmarking executive compensation.  Instead, it is solely used to determine relative industry stock price performance, which is a factor in determining our annual cash incentive award pool and vesting of long-term equity incentive awards under the respective formulas for these two elements of compensation.  We use this separate peer group for determining relative stock price performance because the component companies are selected by an independent third party (companies in the Dow Jones U.S. Exploration & Production Index) versus by the committee.  The committee believes that this results in an unbiased and objective assessment of our relative stock price performance.

COMMENT

3.               Item 402 (b) (1) (v) of Regulation S-K requires discussion and analysis of the factors that you considered in determining the amount of compensation awarded to each named executive officer.  Although you have identified financial and operational targets, you have omitted analysis of other factors, such as specific results achieved during the fiscal year, future potential, scope of responsibilities and experience that appear to have been a part of the Chief Executive Officer’s subjective evaluation of the performance of the named executive officers.  Disclose the material factors the CEO considered in determining the type and level of compensation awarded to the named executive officers.  With regard to the CEO, please provide an analysis of the quantitative and qualitative considerations the committee considered in awarding the CEO’s 2006 compensation during 2006

RESPONSE

Our compensation program design does not include individual performance objectives for either the CEO or NEO’s.  Instead, at-risk executive compensation is dependent on the achievement of our quantifiable annual and long-term corporate objectives.  We describe in the CD&A that our principal corporate objective is consistent profitable growth in proved reserves and production, combined with better than peer group average stock price performance.  The formulas we use and disclose in the CD&A for awarding annual cash incentive bonuses and performance-based vesting of long-term equity awards also reflect the importance of these objectives.

Pursuant to our annual cash incentive award formula and targets, the primary factors that Mr. Merelli (CEO) considered in his recommendation to the committee for the NEO’s were the company’s 2006 growth in proved reserves of 4%, year-over-year production growth of 27% and the company’s bottom-quartile rank in 2006 stock price performance.  As more fully described in our response to the Staff’s comment number six below, application of the annual cash incentive pool formula resulted in a bonus pool amount available for distribution to the NEO’s equal to 98% of their base pay    However, Mr. Merelli gave significant weight to the fact that the very positive growth in production of 27% was largely the result of the mid-2005 merger with Magnum Hunter Resources.  As a result, he recommended to the committee that each of the NEO’s be awarded a cash incentive award that was equal to 28% of their current base pay. No other qualitative factors were considered. The committee considered these same quantitative and qualitative factors in their recommendation that Mr. Merelli’s 2006 cash incentive award be the equivalent of 20% of his base pay.

In January 2006, we granted each NEO 30,000 shares of restricted stock, one-half of which are subject to three-year cliff vesting entirely based on relative stock price performance over a three-year period as described on page 19 of our proxy.  The other half of the total award is subject to three-year time-based vesting.   Factors considered by the CEO in recommending that award included the potential for long-term retention of each executive and the motivational factor of the portion of the award that is subject to relative stock price performance among industry peers.  In addition, the size of the award combined with the other primary elements (base pay and annual cash incentive) of our compensation program was within the overall pay guidelines established by the committee for total compensation.

Regarding determination of base pay recommendations by the CEO for the NEO’s, Mr. Merelli has the flexibility to consider both quantitative and qualitative factors such as (but not limited to) those cited in your comment and listed on page 14 of the proxy.  We do not have a formal systematic review process, nor is there standard documentation of performance reviews. Mr. Merelli’s assessment of an executive’s performance is ongoing, subjective and confidential.  In conjunction with his annual base pay adjustment recommendation to the committee, he provides a brief oral summary of his subjective view of each executive.  For confidentiality reasons, there is no written documentation of the reviews and his oral comments are not reflected in the minutes of the committee’s meetings.

Salary adjustments for NEO’s are typically made in June, so 2006 salary amounts reflect adjustments made in light of the company’s mid-2005 stock-for-stock merger/acquisition of Magnum Hunter Resources.  As a result of that transaction, Cimarex’ market capitalization and annual revenues approximately doubled.  Accordingly, certain companies in our 2005 peer group were no longer comparable in 2006 and were replaced with larger companies that had a market capitalization and revenues similar to Cimarex’ newly expanded operations.

Though not evident in our 2007 proxy statement Compensation Tables or CD&A, a comparison of 2006 salaries to 2005 salaries for the NEO’s reveals that Mr. Jorden’s annual base pay increased by 19%, Mr. Albi’s increased by 16%, Mr. Korus’ by 10% and Mr. Bell’s by 8%.  Mr. Jorden is our executive vice president of exploration and has direct responsibility for our exploration function, which is our principal line of business.  Next to our CEO, he is our most highly compensated NEO.  Mr. Albi is our executive vice president in charge of our production and drilling functions and is our other principal operating officer.  Mr. Korus and Mr. Bell have responsibility for financial and administrative functions.

Based on the committee’s analysis of our current peer group, each of our NEO’s current base pay and total 2006 compensation amounts fall below our target of the 75th percentile among the peers we benchmark against.

With regard to our CEO, Mr. Merelli is also chairman of the board of directors and president.  He has held those same positions since Cimarex was founded in 2002 and was also chairman, CEO and president of Cimarex’ publicly-traded predecessor company.  Mr. Merelli has 47 years of experience in the oil and gas industry.  The committee considers Mr. Merelli’s entrepreneurship, extensive industry experience, management development capabilities and the company’s history of profitable growth in proved reserves and production as significant factors in determining his compensation.  However, his annual performance review is also informal, subjective and confidential.

During 2006, Mr. Merelli’s salary was 24% higher than his annual pay base for 2005. The significant increase in Cimarex’ market capitalization and revenues during 2005 stemming from the Magnum Hunter transaction was an important determinant of his base pay adjustment in mid-2006.  However, Mr. Merelli’s 2006 salary and his current base pay are below the 75th percentile rank within our benchmarking peer group.

Mr. Merelli’s 2006 incentive cash bonus award was $140,000, or 20% of his year-end 2006 annualized salary.  The formula for calculation of his maximum potential 2006 bonus pool amount is described on pages 14-17 of the proxy.  The quantitative factors considered by the committee in applying the formula were 4% growth in proved reserves, 27% growth in year-over-year production largely resulting from the mid-2005 Magnum Hunter merger, and the company’s bottom quartile stock price performance relative to the other companies in the Dow Jones U.S. Exploration & Production Index.

Combined with a grant to Mr. Merelli of 60,000 restricted shares of company stock in January 2006 with the same terms as those described above for the NEO’s, we estimate that Mr. Merelli’s total 2006 compensation was below our program guideline of ranking at the 75th  percentile among peers.

COMMENT

4.               Please include a more detailed analysis of how you determined the varying types and amounts of post-termination event payout amounts.

RESPONSE

We determined the post-termination payout events and amounts reported on page 23 based upon the terms and conditions included in the following agreements and benefit plans:

•                  CEO Employment Agreement effective September 1, 1992 (“CEO Employment Agreement”)

•                  Cimarex Energy Co. Change in Control Severance Plan (effective April 1, 2005) (“Severance Plan”)

•                  Cimarex Energy Co. Deferred Compensation Plan (effective October 1, 2002) (“Deferred Compensation Plan”)

•                  Cimarex Energy Co. 2002 Stock Incentive Plan (“Stock Incentive Plan”)

•                  The following stock award agreements:

1.               Cimarex Energy Co. 2002 Stock Incentive Plan Performance Award Agreement (effective January 2, 2007)

2.               Cimarex Energy Co. 2002 Stock Incentive Plan Performance Award Agreement (effective January 3, 2006)

3.               Cimarex Energy Co. 2002 Stock Incentive Plan Non-Qualified Stock Option Agreement (effective December 6, 2002)

4.               Cimarex Energy Co. 2002 Stock Incentive Plan Restricted Stock Agreement (effective December 6, 2002)

5.               Cimarex Energy Co. 2002 Stock Incentive Plan Stock Unit Agreement (effective December 1, 2003)

6.               Cimarex Energy Co. 2002 Stock Incentive Plan Waiver and Amendment to Stock Unit Agreement and Option Agreement (effective June 7, 2005)

We have disclosed the potential post-termination or change in control benefits on page 23 based upon four types of payout events:  (1) termination without cause (no change in control), (2) death or disability, (3) change in control only (no termination without cause) and (4) termination without cause following a change in control.

Termination Without Cause (no Change in Control)

The CEO Employment Agreement and the Deferred Compensation Plan provide for post-termination benefits in the event of a termination without cause (no change in control).

The CEO Employment Agreement was executed on September 1, 1992, and has no termination date.  This agreement provides for 24 months’ compensation at the base salary rate in effect at the time of the termination and payment of the maximum incentive award for that year.  The salary continuation is reported as “Severance” and the incentive award payment is reported as “Current Year Bonus” for the CEO for this payment event on page 23.  There are no similar Severance and Current Year Bonus payments for this type of event for the other named executive officers.

The Deferred Compensation Plan provides for payment in a cash lump sum or installments upon termination of service of all vested deferred compensation amounts, regardless of the reason for termination of service.  The CEO and each of the other named executive officers participate in the Deferred Compensation Plan and all of their benefits are fully vested as of December 31, 2006.  The amounts reported as “Employee Benefits” for this payment event on page 23 represent the value of each executive officer’s deferred compensation account as of December 31, 2006.  The Nonqualified Deferred Compensation table is included on page 28.

Death or Disability

The following agreements and plans provide potential post-termination benefits in the event of a termination on account of the executive’s death or disability:

•                  CEO Employment Agreement;

•                  Deferred Compensation Plan;

•                  Stock Incentive Plan; and

•                  Each of the stock incentive plan award agreements (items 1 through 6 listed above).

The CEO Employment Agreement provides Severance and Current Year Bonus payments for termination on account of death or disability:  24 months’ compensation at the base salary rate in effect at the time of the termination, except such payments will be reduced by any long term disability payments received under the company’s long term disability plan, and payment of the maximum incentive award for that year.  There are no similar Severance and Current Year Bonus payments for this type of event for the other named executive officers.

As described above, the Deferred Compensation Plan provides for payments from participant accounts upon the participant’s termination, including termination on account of the participant’s death or disability.

The Cimarex Energy Co. Stock Incentive Plan permits the committee to determine the vesting conditions for any restricted stock, restricted stock unit or non-qualified stock option award.  The award agreements listed above (as amended), each provide for full vesting of all outstanding, unvested restricted stock, restricted stock units and non-qualified stock options upon the termination of the CEO or each named executive officer due to his own death or disability.  The value of the performance awards, which is based on relative stock price performance, was determined by calculating the relative stock price performance for the applicable period beginning on the date of the award and ending on December 31, 2006.  The amounts reported under “Restricted Stock and Stock Units” and under “Options” for this payment event represent the value of the CEO’s or other executive officer’s respective outstanding, unvested restricted stock, restricted stock units and stock options based on the closing price of Cimarex stock on December 29, 2006 of  $36.50 per share.

Change in Control Only (no Termination Without Cause)

The only potential payments or benefits based solely upon the occurrence of a change in control (without a termination of service) are provided for under the terms of the Stock Incentive Plan and the various stock award agreements listed above.  Under the provisions of the Stock Incentive Plan and the stock award agreements, the awards become fully vested upon a change in control.  As with the calculation of restricted stock, restrict stock units and options under “Death or Disability,” the amounts reported for this payment event on page 23 are based on the 2006 year-end Cimarex stock price of $36.50 per share.

Termination Without Cause Following a Change in Control

All of the agreements and benefit plans listed above provide for potential payments or benefits upon a termination without cause following a change in control.

As described on page 20, effective April 1, 2005, we adopted the Severance Plan, which provides for payment of severance benefits under certain conditions to all active employees in the event of a change in control.  Benefits payable under any other severance plan or agreement offset benefits payable under the Severance Plan.

Potential Severance and Current Year Bonus amounts payable under the CEO Employment Agreement offset similar payments under the Severance Plan.  The Severance Plan includes a pro rated current year bonus plus severance of two years of the participant’s annual average compensation (salary plus cash incentive award).  The Severance Plan includes continued medical, dental, disability and life insurance benefits for two years (“continued benefits”).  The amount of continued benefits plus the benefits payable under the Deferred Compensation Plan are reported as Employee Benefits for this payment event on page 23.  The amounts reported for restricted stock and stock units and options include full accelerated vesting on account of a change in control and are based on the 2006 year-end Cimarex stock price of $36.50 per share.  The Severance Plan provides for additional payments to pay any applicable excise tax imposed under Section 4999 of the Internal Revenue Code and related income taxes, interest and penalties.

Potential Severance and Current Year Bonus amounts for the other named executive officers are determined by the Severance Plan.  The Severance Plan includes a pro rated current year bonus plus severance of two years of the participant’s annual average compensation (salary plus cash incentive award).  The amount of continued benefits plus the benefits payable under the Deferred Compensation Plan are reported as Employee Benefits for the other named executive officers for this payment event on page 23.  The amounts reported for restricted stock and stock units and options include full accelerated vesting on account of a change in control and are based on the 2006 year-end Cimarex stock price of $36.50 per share.  The Severance Plan provides for additional payments to pay any applicable excise tax imposed under Section 4999 of the Internal Revenue Code and related income taxes, interest and penalties.

COMMENT

Base Pay, page 14

5.               Discuss how you considered “performance and time in position” in making the final base salary pay determinations.  Additionally, to provide context to your disclosure, explain the statement that base pay target is not an entitlement.  Describe the circumstances, if any, that would result or have resulted in a downward adjustment of base pay.  For this element of compensation, and others, please specify the factors you considered in exercising discretion to adjust the amount of compensation.  Refer to instruction 2 to Item 402 (b) which notes circumstances in which the discussion of events in prior years may be necessary to give context to the disclosure provided in the current year.

RESPONSE

We acknowledge that our statement regarding “a base pay target of the 75th percentile is not an entitlement” may be confusing to many readers and we will remove it in future filings.   We will communicate this concept differently by explaining that even though we target paying base salaries at that level there are many reasons why we may not.  In future filings we will add disclosure about whether we are paying more or less than our target percentile so that the reader can more readily understand the impact of subjective or qualitative considerations on base pay and total compensation.

In our current disclosure we list two factors (performance and time in position) that may generally influence our CEO’s recommendation for NEO base pay and the committee’s recommendation regarding CEO base pay.  A predominant factor specifically considered in 2006 was the change in our peer group (replacing smaller companies with larger companies) and the accompanying increase in peer group median executive pay.  As previously mentioned, Cimarex underwent an approximate doubling of market capitalization and revenues in mid-2005 following the Magnum Hunter merger.  Neither the CEO nor the committee considered it necessary to immediately adjust executive base pay commensurate with the higher base pay of the new peer group.  Considering these factors, current base pay and 2006 reported salaries for our CEO and each of our NEO’s are below the 75th percentile of our 2006 peer group.

You ask us to describe scenarios in which we might decrease base pay.  We have no stated guidelines for reducing base pay but we can provide a summary of the informal discussion about this topic between the committee chairman and our CEO following the Staff’s comment.  It is their view that unsatisfactory performance by an executive or significant contraction in the company’s size and market capitalization would more likely result in discretionary reduction or elimination of annual cash incentives and long-term equity awards than a reduction of base pay.  Further, if poor performance were to persist, involuntary termination would strongly be considered.

COMMENT

Calculation of Cash Incentive Pool and Recommendations of Cash Incentive Awards for executive Officers, page 15

6.               To facilitate an understanding of the formula and targets, revise to show how the formula is applied and how it works in practice.  To provide context to your disclosure, please revise to explain the parameters within which you make awards.  In this respect, explain how consideration of the “internal pay guidelines” factored into the resulting award made to the CEO during fiscal 2006.  Also, as noted in a prior comment, disclose the impact of any subjective or qualitative evaluations of the named executive officers.

RESPONSE

We refer the Staff to pages 15-16 of our proxy for what we intended to be a step-by-step description of how the formula is applied.  We chose not provide the intermediate results of the various arithmetic operations within the formulas because we thought it made for simpler and more understandable disclosure.  Instead we presented the formulas and performance factor targets in their entirety on page 17.

In response to the Staff’s comment, in future filings we will revise our disclosure of how the cash incentive pool formula and targets are applied to determine the actual cash incentive pool available for award by providing more detail about the arithmetic operations that determine the maximum cash incentive pool available for distribution to the CEO and NEO’s.  We will also more fully describe that the committee has discretion to recommend that the calculated total amount of the annual cash incentive pools for the CEO and NEO’s not be distributed.  In other words, the calculation sets a ceiling but not a floor on the actual annual cash incentive amounts awarded.

For 2006 the committee exercised considerable discretion in reducing the actual awards made to the CEO and NEO’s.  As noted on page 16 of the proxy, the cash incentive pool for the CEO resulting from the formula calculation was $644,000, or 92% of current base pay.  The committee recommended and the independent members of the board approved an actual award of $140,000, or 20% of base pay.  The cash incentive pool available for distribution to the other NEO’s was also 92% of their aggregate base pay and the actual cash awards were 28% of base pay.

The principal reason for the reduction in 2006 awards was that the 27% growth in year-over-year production was largely the result of the mid-2005 merger and acquisition of Magnum Hunter.  In other words, production from Magnum Hunter’s properties was owned for a full year in 2006 but only owned for approximately one-half of 2005.  Furthermore, because the production growth factor in the incentive pool formulas carried a large weighing (50%), the CEO recommended to the committee that the actual awards to the NEO’s and to himself be adjusted downward.

The lesser bonus amount of 28% of base pay that the CEO recommended for the NEO’s was largely derived by using “pro forma” production figures that were estimated by Mr. Merelli with assistance from the CFO.  The pro forma production amounts used were adjusted for the timing of the merger transaction, ensuing property divestiture transactions that impacted reported production, the estimated impact on production from hurricanes in the Gulf of Mexico and other factors.  We did not disclose the various pro forma production estimates and resulting factors in the CD&A because the process involved many assumptions and other related estimates that relied on business judgment versus production results that were reported in our audited financial statements and other public disclosures.  We also considered the impact of the outcome of the exercise, which was a 70% reduction to the amount of NEO bonuses that Mr. Merelli recommended to the committee compared to the results of the calculation pursuant to the formula, targets and weightings that had been adopted by the committee.

The committee accepted Mr. Merelli’s recommendation that awards to the NEO’s be 28% of each of their respective salaries versus 92%.  In this regard, no other subjective or qualitative factors were considered.  However, subjective factors were considered by the committee in their determination and recommendation to the independent members of the board that Mr. Merelli’s incentive award should equate to 20% of his base pay.

In response to the Staff comment regarding whether the internal pay guidelines factored into 2006 cash incentive award for the CEO, the guidelines were not a factor.

COMMENT

Internal Pay Equity, page 19

7.               Please provide your analysis of the purpose for the internal pay equity program and specify the ways in which this program may assist you in achieving your overall compensation objective.  See Item 402 (b) (1) (vi) of Regulation S-K.

RESPONSE

The purpose of the internal pay equity program is to ensure that the use of benchmarks to assist the company in establishing competitive pay levels does not result in excessive pay for the CEO relative to other officers.  The internal pay equity program is a tool we use to establish fair and varying levels of pay among members of our management team that recognizes their varying levels of responsibility and contribution to our primary corporate objectives, while also rewarding performance and encouraging continuity.

COMMENT

8.               Refer to Section II.B.1 of Commission Release 33-8732A and revise the Compensation Discussion and Analysis to identify material differences in compensation policies with respect to individual executive officers.  Please expand your disclosure to discuss the discrepancies in type and amount of compensation awarded to the named executive officers.  For example, clarify in the Compensation Discussion and Analysis the reasons for the gap in total compensation recorded with respect to the CEO and other currently employed executive officers.

RESPONSE

In response to the Staff’s comment, in future filings we will revise the Compensation Discussion and Analysis, as applicable, to identify the material differences in compensation policies with respect to individual officers.  We will expand the disclosure to discuss material differences in the type and amount of compensation we award to the named executive officers.  We will clarify the reasons for any significant gap in total compensation recorded with respect to the CEO and other currently employed executive officers.

During 2006, the following types and amounts of compensation contributed to total CEO compensation being significantly more than (approximately $2 million more than) the amount of total compensation reported for the other named executive officers: (i) current salary, (ii) amortization of 2002 stock awards, (iii) amortization of 2002 stock option awards, (iv) non-equity incentive plan compensation, and (iv) all other compensation.  The most significant differences in compensation relate to the amounts reported for stock awards and option awards.

In 2002 when Cimarex was formed under the leadership of Mr. Merelli, the committee and independent members of the board of directors elected to award Mr. Merelli 211,200 shares of restricted stock and options to acquire 422,400 shares of stock.  These awards were made to recognize Mr. Merelli’s contribution as a founder, chairman, chief executive officer and president of Cimarex and to retain his services for an extended period of time.  In contrast, the committee awarded each other currently employed executive officer 45,500 shares of restricted stock and options to acquire 91,000 shares of stock.  In 2006, the committee awarded Mr. Merelli 60,000 shares of restricted stock in recognition of his responsibilities as CEO and in connection with the committee’s determination of the appropriate benchmark percentile for his total compensation.  In contrast, the committee awarded each other currently employed executive officer 30,000 shares of restricted stock.

As disclosed in footnote 1 to the Summary Compensation Table on page 25, the difference in financial statement expense for 2006 associated with the 2002 and 2006 restricted stock awards for Mr. Merelli was approximately $925,000 more than each other named executive officer.  The difference in financial statement expense in 2006 associated with the 2002 stock option grant for Mr. Merelli was approximately $542,000 more than each other named executive officer.

Compared to our second most highly compensated officer, other significant differences include salary (approximately $312,000 more), cash incentive awards ($33,600 more) and all other compensation (approximately $175,000 more).  We have previously discussed base pay and bonus in response to comments 3, 5 and 6.  The components of all other compensation are disclosed in a table set forth in footnote 4 to the Summary Compensation Table on page 25.  The primary differences in all other compensation between the CEO and other executive officers relates to: payment of unused vacation, a greater amount of dividend income (due to owning a greater number of shares of restricted stock), and a reimbursement relating to the Medicare tax resulting from annual ratable vesting of restricted shares.

COMMENT

Supplemental Savings Plan, page 22

9.               Based on disclosure regarding the non-qualified deferred compensation plan that appears here and in the narrative to the summary compensation table, it appears that you should include the tabular information required by Item 402 (i) (2) of Regulation S-K should be included.  Please revise your disclosure accordingly.

RESPONSE

We respectfully advise the Staff that the Nonqualified Deferred Compensation table required by Item 402(i)(2) of Regulation S-K is included on page 28.  In the future, as applicable, we will revise our disclosure regarding nonqualified deferred compensation to include a reference to the table.

Should you have any questions regarding this response letter, please do not hesitate to contact me at (303) 295-3995.

Respectfully,

/s/ Paul Korus
Paul Korus
Vice President and Chief Financial Officer